UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Notification of Cured Deficiency from The Nasdaq Stock Market LLC

As previously reported, on November 12, 2024, Nvni Group Limited (the “Company”) received a staff determination letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that since the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) and the staff had determined to delist the Company’s ordinary shares and warrants from Nasdaq unless the Company timely appealed the staff’s determination before the Nasdaq Hearings Panel (the “Panel”).

On November 15, 2024, the Company timely appealed the determination pursuant to the procedures set forth in the Nasdaq Listing Rules and scheduled a hearing before the Panel for January 14, 2025. On December 26, 2024, the Company filed the 2023 Annual Report.

On January 8, 2025, the Company received a letter from Nasdaq notifying the Company that based on the filing of the 2023 Annual Report, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5250(c)(1) and the hearing has been canceled. Accordingly, the matter has been closed.

Notification of Deficiency from The Nasdaq Stock Market LLC

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. The Company has not yet filed the required Interim Financials.

This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for the filing of its Interim Financials, or until June 30, 2025, to regain compliance.

The Company continues to work diligently to complete its Interim Financials and intends to file its Interim Financial as soon as possible, after which the Company anticipates maintaining compliance with its reporting obligations with the Commission and Nasdaq listing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: January 10, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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